SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D. C.  20549

                      FORM 11-K

(Mark One)

   [X]              Annual Report
          Pursuant to Section 15(d) of the
           Securities Exchange Act of 1934
                   (Fee Required)
       For the fiscal year ended June 30, 1994

                         OR

   [ ]   Transition report pursuant to Section 15(d)
           of the Securities Exchange Act of 1934
                  (No Fee Required)

         For the transition period from


    Commission File Numbers 33-21160 and 33-23639


   ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN II
                 (Title of the Plan)


             ATLANTIC RICHFIELD COMPANY
               515 South Flower Street
           Los Angeles, California  90071

      (Name and address of principal executive office of the issuer of the securities)

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     The financial statements and schedules are prepared in
accordance with the financial reporting requirements of ERISA and are filed under cover of Form SE, pursuant to Rule
311(c) of Regulation S-T.


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   ATLANTIC RICHFIELD CAPITAL ACCUMULATION PLAN II

                     SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                ATLANTIC RICHFIELD CAPITAL
                                ACCUMULATION PLAN II


                                  /s/CYNTHIA L. BENGTSON
                                By_________________________
                                  Cynthia L. Bengtson
                                  Secretary of the Capital
                                  Accumulation Plan II
                                  Administrative Committee

Date:  December 16, 1994

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